March 26, 2014

RE: Cash offer for your Inland Diversified investment.

Dear Shareholder,

You may have recently read that Inland Diversified’s share repurchase program has been suspended, and that it has entered into an agreement and plan of merger with another REIT.  For shareholders who desire liquidity now, the shareholder redemption program is no longer an option.  In addition, some shareholders may not wish to wait for the outcome of the proposed merger, should it be completed, nor bear the market risks relative to it.  CMG is offering to purchase up to 1,000,000 shares of Inland Diversified, and will pay you $8.00 per Share in cash. Take notice: Our offer expires on May 9, 2014, so you will need to sign and return the Agreement by May 9th if you want to sell.

Inland Diversified has suspended its share redemption program and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price. If you sell to us, you can lock in your price and get your cash promptly.

As you may know, Inland Diversified has announced that it has entered into an agreement and plan of merger with Kite Realty Group Trust (“Kite”) such that each Share would be converted into the right to receive between 1.65 and 1.707 common shares of Kite (NYSE:KRG). The stock price of Kite will very likely fluctuate which will impact the number of Kite shares each Inland Diversified Share would receive in the merger, if it occurs.  Based upon the trading price of Kite on March 13,2014, of $6.01 per Share, Inland Diversified shares would be worth $10.26.  However, the value based upon Kite’s 52-week low would be $8.995 per Share, and $11.402 based upon the 52-week high.  Despite the foregoing, there can be no certainty as to the actual value of the Shares as neither company’s stockholders have approved the merger.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG.  If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Inland Diversified’s transfer agent.  There are no financing contingencies with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/inlanddiversified.pdf), at the SEC’s EDGAR website, and for free by calling the number below, and the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out, obtain a Medallion Signature Guarantee, and mail in the Agreement of Assignment and Transfer by May 9, 2014 if you wish to take advantage of this offer.

There is limited trading of Inland Diversified in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report both reported trades of Shares at $8.10 per share on secondary markets, respectively, in the most recent issues (Nov/Dec 2013 and 4th Quarter 2013, respectively).  However, auction trades can be burdensome and typically involve substantial fees and commissions. Inland Diversified’s share repurchase program had last been repurchasing shares at an average of $9.60 per share—which exceeds our offer price. However, as noted, this program has been suspended since December 13, 2013, and will be until further notice. Inland Diversified recently announced a NAV of $10.70 per Share as of as of February 18, 2014, though that is an estimate based on a hypothetical liquidation of the REIT’s assets, and there is no current means to sell at that price.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.

CMG is not affiliated with Inland Diversified or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,000,000 Shares, or 0.85% of the total shares outstanding, and will expire at 5:00 P.M. PST on May 9, 2014.

Shortly, you should receive a letter from Inland Diversified regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Inland Diversified or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to, the following:

•           Our offer price was determined by applying a 25% discount to the REIT’s estimate of value, which in our experience, represents a valuation discount common in illiquid securities transactions.  Whether or not our determination of the offer price is reasonable, we believe that the company’s shares are worth more than our offer price, though we are not qualified real estate appraisers. Our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets, or the proposed merger were to occur.

•           Any and all dividends paid or payable to you by the company on or after May 9, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.